Exhibit 99.4
Report of Independent Registered Public Accounting Firm
The Board of Directors
GFSI Holdings, Inc.:
We have audited the accompanying consolidated balance sheet of GFSI Holdings, Inc. and subsidiaries (collectively, the Company) as of July 3, 2010, and the related consolidated statements of income, changes in stockholders’ equity (deficiency), and cash flows for the year ended July 3, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GFSI Holdings, Inc. and subsidiaries as of July 3, 2010, and the results of their operations and their cash flows for the year ended July 3, 2010, in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP
Kansas City, Missouri
September 23, 2010,
except for notes 2, 3, and 11, which are as of December 9, 2010

GFSI HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(in thousands, except share data)

July 3,
2010
ASSETS
Current assets:
Cash and cash equivalents	$1,301
Accounts receivable, net of allowance for doubtful accounts of $572 at July 3, 2010	35,764
Inventories, net	49,546
Prepaid expenses and other current assets	1,178
Deferred income taxes	2,100

Total current assets	89,889
Deferred income taxes	20
Property, plant and equipment, net	16,048
Other assets:
Deferred financing costs, net of accumulated amortization of $8,014 at July 3, 2010	1,544
Other	436

1,980

Total assets	$107,937

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY)

Current liabilities:
Accounts payable	$16,293
Accrued interest expense	998
Accrued expenses	11,304
Income taxes payable	221
Current portion of long-term debt	168,288

Total current liabilities	197,104

Other long-term obligations	3,318
Redeemable preferred stock	22,491

Total liabilities	222,913
Stockholders’ equity (deficiency):
Series A Common Stock, $.01 par value, 1,000 shares authorized, 1,000 shares issued at July 3, 2010	—
Series B Common Stock, $.01 par value, 1,000 shares authorized, 1,000 shares issued at July 3, 2010	—
Series C Common Stock, $.01 par value, 17,000 shares authorized, 8,250 shares issued at July 3, 2010	—
Series F Preferred Stock, no par value, 1,157 shares authorized, 1,144 shares issued at July 3, 2010	—
Additional paid-in capital	1,025
Accumulated deficiency	(115,979)
Treasury Stock, at cost (290 Series A shares at July 3, 2010)	(22)

Total stockholders’ equity (deficiency)	(114,976)

Total liabilities and stockholders’ equity (deficiency)	$107,937

See accompanying notes to consolidated financial statements.

GFSI HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME
(in thousands)

Year Ended
July 3,
2010
Net sales	$225,452
Cost of sales	132,550

Gross profit	92,902
Operating expenses:
Selling	41,844
General and administrative	24,956

66,800

Operating income	26,102

Gain on early extinguishment of debt	4,685
Interest expense	(19,041)

Income before income taxes	11,746
Income tax expense	(5,290)

Net income	$6,456

See accompanying notes to consolidated financial statements.

GFSI HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
(DEFICIENCY)
Year Ended July 3, 2010
(in thousands)

	Series A,
	B & C	Series F	Additional
	Common	Preferred	Paid-In	Accumulated	Treasury
	Stock	Stock	Capital	Deficiency	Stock	Total

Balance, June 27, 2009	$—	$—	$1,025	$(122,446)	$(22)	$(121,443)

Net income				6,456		6,456
Foreign currency translation gain				11		11

Balance, July 3, 2010	$—	$—	$1,025	$(115,979)	$(22)	$(114,976)

See accompanying notes to consolidated financial statements.

GFSI HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(in thousands)

Year Ended
July 3, 2010
Cash flows from operating activities:
Net income	$6,456
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	3,370
Amortization of deferred financing costs	1,531
Loss on sale or disposal of property, plant and equipment	2
Gain on early extinguishment of debt	(4,685)
Deferred income taxes and other	3,261
Preferred stock dividends	1,293
Accretion of discount on long-term debt	4,711
Changes in operating assets and liabilities:
Accounts receivable, net	(6,698)
Inventories, net	(908)
Prepaid expenses, other current assets and other assets	161
Income tax payable	1,266
Accounts payable and accrued expenses	7,712

Net cash provided by operating activities	17,472

Cash flows from investing activities:
Proceeds from sales of property, plant and equipment	27
Purchases of property, plant and equipment	(2,260)

Net cash used in investing activities	(2,233)

Cash flows from financing activities:
Net changes to revolving credit agreement borrowings	(4,011)
Repurchase of Company notes	(8,670)
Cash paid for financing costs	(116)
Payments on long-term debt	(1,853)

Net cash used in financing activities	(14,650)

Effect of foreign exchange rate changes on cash	11

Net increase in cash and cash equivalents	600
Cash and cash equivalents:
Beginning of period	701

End of period	$1,301

Supplemental cash flow information:
Interest paid	$11,490

Income taxes paid	$777

Supplemental schedule of non-cash investing and financing activities:
Accrual of preferred stock dividends	$1,293

See accompanying notes to consolidated financial statements.

GFSI HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED JULY 3, 2010
1. GEARCO, INC. AND GEARCAP LLC
     In fiscal 2007, GearCo, Inc. (“GearCo”) was formed to acquire GFSI Holdings, Inc. (the “Company” or “Holdings”). On December 30, 2006, GearCo acquired substantially all of the common and preferred stock of Holdings in a tax-free exchange. In the transaction, GearCo issued to the Holdings shareholders a like amount of substantially identical common and preferred shares of GearCo in exchange for their Holdings securities. Following the transaction, Holdings became a wholly-owned subsidiary of GearCo.
     In fiscal 2004, Company management formed a Delaware limited liability company named Gearcap LLC (“Gearcap”) who subsequently became the majority owner of GearCo (Holdings parent). During fiscal 2007, in an exchange with Gearcap, GearCo redeemed $3.8 million of its preferred stock for its assumption of $3,225,000 in existing Gearcap stockholder notes payable (“Stockholder Notes”) and a $575,000 note payable to Holdings (the “Gearcap Debt Assumption”). The note payable to Holdings has been eliminated in consolidation. The assumed Stockholder Notes that remain outstanding mature in fiscal 2018. Holdings Consolidated Balance Sheet at July 3, 2010 reflects the reduction of preferred stock and the inclusion of GearCo’s outstanding debt assumed in the exchange.
2. SALE OF THE COMPANY
     On August 10, 2010, Hanesbrands, Inc. (“Hanesbrands”), a Winston-Salem, N.C. company known for brands such as Hanes®, Champion® and Wonderbra®, signed a definitive merger agreement to purchase the preferred and common stock of GearCo for approximately $55 million in cash plus the assumption of all the Company’s debt. The transaction (the “Hanesbrands Transaction”) was approved by both companies’ boards of directors and by the shareholders of GearCo. Upon closing, GearCo will operate as a wholly-owned subsidiary of Hanesbrands.
     The definitive merger agreement contained a number of conditions to be met by GearCo prior to closing. The agreement required GearCo to (among other things) maintain certain operating levels of profitability and cash flows; it restricted capital expenditures and borrowings; it required GearCo via GFSI, Inc. (a wholly-owned subsidiary of Holdings) to renew and retain certain major collegiate and pro sports trademark licenses and renew its Under Armour License; it required GFSI, Inc. to maintain its sales relationships with the Company’s two largest customers.
     Prior to the signing of the definitive merger agreement, management’s plan was to refinance or restructure maturities of its indebtedness due in fiscal years 2011 and 2012, which aggregated approximately $166.6 million. As a result of the signing of the definitive merger agreement on August 10, 2010, management discontinued its efforts to refinance or restructure its existing indebtedness, as such indebtedness pursuant to the terms of the definitive merger agreement, would be assumed by Hanesbrands. Management believed that cash flows from operating activities and borrowings under its

GFSI HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
existing revolving bank credit agreement would be adequate to meet short-term and future liquidity requirements prior to the closing of the Hanesbrands Transaction.
     On November 1, 2010, Hanesbrands announced that it completed its acquisition of GearCo, Inc. for $55 million and the retirement of approximately $172 million of debt.
3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CHANGE IN ACCOUNTING PRINCIPLE
     Adoption of Dual Method for Quantifying Errors — In connection with the filing of these consolidated financial statements, the Company adopted the dual method of accounting for the quantification of errors. Prior to the adoption of this accounting principle, the Company had accumulated and quantified errors under the “rollover approach.” As a result of the adoption of the dual method, the Company also considered the quantification of errors under the “iron curtain approach.” Historically, the Company had a practice of not recording accrual adjustments for payroll and vacation pay at year-end as well as not recording adjustments for credit memos issued subsequent to year-end relating to the previous year’s sales. These practices resulted in an understatement of cost of sales and operating expenses in prior fiscal years and an understatement of accrued expenses as of June 27, 2009, as well as an overstatement of revenues in prior fiscal years and an overstatement of accounts receivable as of June 27, 2009. These practices did not have a material effect on the Company’s operating results in prior periods and had no effect on its cash flows. In addition, the Company previously presented its preferred stock dividends as a reduction to net income in determining net income available to common shareholders. The accompanying consolidated financial statements reflect the correction of this classification to present preferred stock dividends of $1,293,000 as a component of interest expense. This immaterial correction of an error has been recorded in the accompanying consolidated financial statements as follows:

GFSI HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Original		As Adjusted
	July 3,		July 3,
Consolidated Balance Sheet	2010	Adjustments	2010
Assets
Current assets:
Cash and cash equivalents	$1,301	$—	$1,301
Accounts receivable, net	36,364	(600)	35,764
Inventories, net	49,546	—	49,546
Prepaid expenses and other current assets	1,178	—	1,178
Deferred income taxes	1,468	632	2,100

Total current assets	89,857	32	89,889

Total non-current assets	18,048	—	18,048

Total assets	$107,905	$32	$107,937

Liabilities and Stockholders’ Equity (Deficiency)
Current liabilities:
Accounts payable	$16,293	$—	$16,293
Accrued interest expense	998	—	998
Accrued expenses	9,684	1,620	11,304
Income taxes payable	455	(234)	221
Current portion of long-term debt	168,288	—	168,288

Total current liabilities	195,718	1,386	197,104

Total non-current liabilities	25,809	—	25,809

Total liabilities	221,527	1,386	222,913

Stockholders’ equity (deficiency):
Additional paid-in capital	1,025	—	1,025
Accumulated deficiency	(114,625)	(1,354)	(115,979)
Treasury stock, at cost	(22)	—	(22)

Total stockholders’ equity (deficiency)	(113,622)	(1,354)	(114,976)

Total liabilities and stockholders’ equity (deficiency)	$107,905	$32	$107,937

	Original		As Adjusted
	July 3,		July 3,
Consolidated Statement of Income	2010	Adjustments	2010
Operating income	$26,102	$—	$26,102
Gain on early extinguishment of debt	4,685	—	4,685
Interest expense	(17,748)	(1,293)	(19,041)

Income before income taxes	13,039	(1,293)	11,746
Income tax expense	(5,290)	—	(5,290)

Net income	7,749	(1,293)	6,456
Preferred stock dividends	(1,293)	1,293	—

Net income attributable to common shareholders	$6,456	$—	$6,456

GFSI HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Original		As Adjusted
	Accumulated		Accumulated
Consolidated Statement of Changes in Stockholders’ Equity (Deficiency)	Deficiency	Adjustments	Deficiency
Balance, June 27, 2009	$(121,092)	$(1,354)	$(122,446)
Net income	7,749	(1,293)	6,456
Foreign currency translation	11	—	11
Accrued dividends on redeemable preferred stock	(1,293)	1,293	—

Balance, July 3, 2010	$(114,625)	$(1,354)	$(115,979)

     Description of Business — GFSI Holdings, Inc. (“Holdings” or the “Company”) through its wholly-owned subsidiary, GFSI, Inc. (“GFSI”) is a leading designer, manufacturer and marketer of high quality, custom designed sportswear and activewear bearing names, logos and insignia of resorts, corporations, colleges and professional sports organizations.
     Principles of Consolidation — The consolidated financial statements include the accounts of the Company, GearCo (its parent), GFSI and its wholly-owned subsidiaries, Event 1, Inc., CC Products, Inc., GFSI Canada Company and GFSI Southwest S de RL de CV. All significant intercompany accounts and transactions have been eliminated.
     Fiscal Year — The Company utilizes a 52/53 week fiscal year which ends on the Saturday nearest June 30. The fiscal year ending July 3, 2010 was a 53 week period.
     Revenue Recognition — The Company recognizes revenues when goods are shipped, title has passed, the sales price is fixed and collectibility is reasonably assured. Returns, discounts and sales allowance estimates are based on projected sales trends, historical data and other known factors. If actual returns, discounts and sales allowances are not consistent with the historical data used to calculate these estimates, net sales could either be understated or overstated. The Company records revenue net of any applicable sales tax.
     The Company recognizes the costs of customer incentive programs and volume rebates as a reduction of net sales. The Company records as revenue the amounts billed to customers for shipping and handling.
     Cost of Sales, Selling, General and Administrative Costs — Cost of sales includes the cost of blank garment acquisition, freight, decoration, warehousing, related overhead costs and shipping and handling costs to deliver product to customers.
     Selling, general and administrative expenses include sales commissions, license royalties, marketing expenses, salaries, profit sharing, technology, professional services and other similar costs.
     Earnings per Share — Earnings per share data has been omitted in the consolidated financial statements because the information is not meaningful.
     Cash and Cash Equivalents — The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

GFSI HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     Accounts Receivable—Accounts receivable consists of amounts due from customers and business partners. The Company maintains an allowance for doubtful accounts to reflect expected credit losses and generally provides for bad debts based on collection history and specific risks identified on a customer-by-customer basis. A considerable amount of judgment is required to assess the ultimate realization of accounts receivable and the credit-worthiness of each customer. Furthermore, these judgments must be continually evaluated and updated. If the historic data used to evaluate credit risk does not reflect future collections, or, if the financial condition of the Company’s customers were to deteriorate causing an impairment of their ability to make payments, additional provisions for bad debts may be required in future periods. The provision for bad debt expense was $369,000 in fiscal 2010.
     Reserves for Self-insurance—The Company seeks to employ cost effective risk management programs. At times the Company has elected to retain a portion of insurance risk related to workers’ compensation claims which are covered under insurance programs with high deductible limits. The Company also actively pursues programs intended to effectively manage the incidence of workplace injuries. Reserves for reported but unpaid losses, as well as incurred but not reported losses, related to the retained risks are calculated based upon loss development factors, as well as other assumptions considered by management, including assumptions provided by other external professionals such as insurance brokers, consultants and carriers. The factors and assumptions used are subject to change based upon historical experience, as well as changes in expected cost trends and other factors.
     Inventories—Inventories are carried at the lower of cost or market determined under the First-In, First-Out (FIFO) method. The Company writes down obsolete and unmarketable inventories to their estimated market value based upon, among other things, assumptions about future demand and market conditions. If actual market conditions are less favorable than projected, additional inventory write-downs may be required. The Company also records changes in valuation allowances due to changes in its operating strategy, such as the discontinuances of certain product lines and other merchandising decisions related to changes in demand. It is possible that further changes in required inventory allowances may be necessary in the future as a result of market conditions and competitive pressures. Inventories consist primarily of non-decorated apparel (“blanks”).
The following is a summary of inventories at July 3, 2010:
(in thousands)

July 3, 2010
Undecorated apparel (“blanks”) and supplies	$46,252
Work in process	460
Finished goods	4,102

50,814
Markdown allowances	(1,268)

$49,546

     Property, Plant and Equipment—Property, plant and equipment are recorded at cost. Major renewals and betterments that extend the life of the asset are capitalized; other repairs and maintenance are expensed when incurred. The Company capitalizes significant costs incurred in the acquisition or development of software for internal use, including the costs of the software, materials and consultants. Costs incurred prior to the final selection of software and employee training costs are charged to expense.

GFSI HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     Depreciation and amortization are provided for on the straight-line method over the following estimated useful lives:

Buildings and improvements	40 years
Software	3 years
Furniture and fixtures	5-10 years
     Long-Lived Assets— The Company, using its best estimates, reviews for impairment of its long-lived assets and certain identifiable intangible assets whenever events or changes in circumstances indicate that the carrying amount of its assets might not be recoverable.
     Deferred Financing Costs—Deferred financing costs are amortized using the straight-line method, which approximates the effective interest method, over the shorter of the terms of the related loans or the period such loans are expected to be outstanding. Amortization of deferred financing costs is included in interest expense.
     Advertising and Promotional Costs—All costs related to advertising and promoting the Company’s products are included in selling expense in the period incurred. Advertising and promotional expenses totaled $2.0 million for the year ended July 3, 2010.
     Income Taxes—The Company accounts for income taxes using the liability method. The liability method provides that deferred tax assets and liabilities are recorded based on the difference between tax basis of assets and liabilities and their carrying amount for financial reporting purposes, as measured by the enacted tax rates which will be in effect when these differences are expected to reverse. Deferred tax assets are assessed for realizability and a valuation allowance is provided when the Company determines it is more likely than not that the asset will not be realized.
     The Company recognizes the effect of an uncertain tax position only if it is more likely than not of being sustained on the technical merits of the Company’s position. The Company files a consolidated federal tax return and is a party to a tax sharing agreement with its wholly-owned subsidiary, GFSI, Inc.
     Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
     Concentration of Risk— The Company operates in one segment. Substantially all of the Company’s net sales are derived from sources within the United States of America and substantially all of its assets are located within the United States of America. Sales to two customers represented approximately 28% of consolidated net sales during fiscal 2010.
     New Accounting Standards— In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures. ASU No. 2010-06 contains guidance related to recurring and nonrecurring fair value measurements. The guidance requires additional disclosures about the different classes of assets and liabilities measured at fair value and the valuation techniques and inputs to be used. This guidance will become effective for the Company’s fiscal year ending June 2011. The adoption of ASU No. 2010-06 should not significantly impact the Company’s consolidated financial position or results of its operations.

GFSI HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
4. PROPERTY, PLANT AND EQUIPMENT
(in thousands)

July 3, 2010

Land	$2,277
Buildings and improvements	21,724
Furniture and fixtures	37,289

61,290
Less: accumulated depreciation	45,242

$16,048

5. LONG-TERM DEBT AND CREDIT AGREEMENT
     The terms of the definitive merger agreement with Hanesbrands, as discussed in note 2, provide for the assumption by Hanesbrands of all the Company’s outstanding obligations. Hanesbrands has advised the Company of its intention to repay all of the Company’s outstanding debt obligations at closing. Accordingly, the Company’s debt due in fiscal 2011 and beyond is presented in the accompanying Consolidated Balance Sheet as a current obligation.
Long-term debt consists of:
(in thousands)

July 3, 2010
Senior Secured Variable Rate Notes, 10.5% to 11.5%, due June 2011	$95,914
Revolving Bank Credit Agreement, variable interest rate, due March 2011	12,108
Senior Secured Payment-In-Kind Notes, floating interest rate, due September 2011	58,598
Stockholder Notes payable, 12%, due 2018	1,500
Other	168

168,288
Less current portion	168,288

$—

     In December 2007, GFSI amended its Revolving Bank Credit Agreement (“RBCA”) to extend the term of the agreement to March 15, 2011. The RBCA provides for borrowings on a revolving basis at an interest rate based upon LIBOR or prime. The weighted average interest rate in effect at July 3, 2010 was 3.3%. In addition, the RBCA provides for the issuance of letters of credit on behalf of GFSI. As of July 3, 2010, $12.1 million was borrowed and outstanding, approximately $3.5 million was utilized for outstanding commercial and stand-by letters of credit and $40.4 million was available for future borrowings under the RBCA.

GFSI HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     The RBCA is secured by substantially all of GFSI’s assets and is guaranteed by GFSI’s wholly-owned subsidiaries and the Company. Borrowings under the RBCA are subject to certain restrictions and covenants. GFSI is limited with respect to paying dividends, providing loans and distributions (except certain permitted distributions to the Company), the incurrence of certain debt, the incurrence of certain liens, and restricted regarding certain consolidations, mergers and business combinations, asset acquisitions and dispositions. The RBCA requires the Company, among other things, to maintain a minimum of $5 million of borrowing availability, as defined in the agreement. At its most restrictive level, Holdings is required to maintain either a minimum borrowing availability of at least $10 million or to maintain a fixed charge coverage ratio of not less than 1.05 to 1.0, as defined in the agreement. As of July 3, 2010, the Company was in compliance with the restrictions and covenants of the RBCA.
     The Senior Secured Variable Rate Notes were issued in December 2005 and are secured by a second lien on all the GFSI’s assets. The notes bear interest from 10.5% to 11.5% dependent upon GFSI’s ratio of debt to Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”). At July 3, 2010, the interest rate in effect on the Senior Secured Variable Rate Notes was 10.5%. The notes are guaranteed by GFSI’s domestic subsidiaries. The Senior Secured Variable Rate Notes mature on June 1, 2011. The notes contain restrictive covenants that, among other things, limit certain types of equity related payments and distributions, limit the incurrence of certain types of indebtedness and limit certain types of transactions with affiliates. As of July 3, 2010, GFSI was in compliance with all such covenants. In certain circumstances the notes provide for the repayment of the Senior Secured Variable Rate Notes at their par value of up to $4 million per year. During fiscal 2009 the Company redeemed $4 million of the Senior Secured Variable Rate Notes at par under this provision of the indenture. The Senior Secured Variable Rate Notes are redeemable at par value, in whole or in part, at the option of GFSI at anytime after June 1, 2010.
     During fiscal 2010 the Company repurchased and cancelled Senior Secured Variable Rate Notes with par value of $13.5 million for $8.7 million in cash and recorded a pre-tax gain of approximately $4.7 million. The Company has provided deferred income taxes of $1.8 million on these gains. The Company financed the transaction with borrowings under the RBCA.
     The Senior Secured Payment-In-Kind Notes (“Holdings LIBOR Notes”) were issued in December 2005 and bear interest based upon the 3 month LIBOR rate plus 8.25%. At July 3, 2010 the interest rate on the notes was 8.8%. The interest rate resets quarterly on the first day of March, June, September and December. Interest on the notes will be paid in the form of additional notes and not cash. The Holdings LIBOR Notes mature on September 1, 2011 and they are secured by a second lien on the capital stock of GFSI. The Holdings LIBOR Notes contain restrictive covenants that, among other things, limit certain types of equity related payments and distributions, limit the incurrence of certain types of indebtedness and limit certain types of transactions with affiliates. As of July 3, 2010, the Company was in compliance with all such covenants. The Holdings LIBOR Notes are redeemable at par, in whole or in part, at the option of the Company.
     The Stockholder Notes were assumed by the Company in fiscal 2007 in connection with the Gearcap Debt Assumption (see note 12). The remaining $1.5 million notes outstanding bear interest at 12% and mature in fiscal 2018.

6. COMMITMENTS AND CONTINGENCIES
     In fiscal 2010 the Company expanded its leased distribution facility in Pharr, Texas and its leased decoration facility in nearby Reynosa, Mexico (the “Maquila Project”). The two building leases for the Maquila Project provide for up to 120,000 square feet of warehouse space in Pharr, Texas and 45,000 square feet of decoration and finishing space in Reynosa, Mexico. The leases expire through November 2016 and contain 2 year and 5 year renewal options.
     The Company leases 300,000 square feet of warehouse space near its Lenexa, Kansas headquarters. The lease expires in fiscal 2014 and provides for a ten year renewal option.
     Rental expense for all operating leases aggregated approximately $1.8 million in fiscal 2010. It is anticipated that short-term and month-to-month leases that expire will be renewed or replaced.
     The Company markets products using the Champion® and Under Armour® brand names under license agreements which both expire in fiscal 2016. The Champion® brand is licensed from Hanesbrands, Inc. The licenses generally require royalty payments based upon the sales revenue of the brand. In addition, the Company has numerous other licenses with various collegiate and professional sports organizations, some of which also include guaranteed royalty payments. Royalty expense was $22.7 million in fiscal 2010. The Under Armour® (UA) License was renewed in August 2010 (see note 13) for an additional five years and the following table of future commitments was prepared under the terms of the new agreement.
     Future minimum lease and royalty commitments are as follows:

Fiscal Year	Lease	Royalty
2011	$1,655	$2,227
2012	1,495	6,883
2013	1,495	7,390
2014	1,030	7,948
2015	464	8,462
Thereafter	513	8,661

Total	$6,652	$41,571

     In fiscal 2008 the Company commenced the wind down of GFSI Canada Company (“Canada”) and recorded an inventory write-down of $150,000. Canada was administered by the Fletcher Leisure Group, Inc. (“Fletcher”). In fiscal 2010 the Company sued Fletcher for breach of its duties. The Company prevailed in the matter and was awarded a judgment of approximately $450,000. Fletcher has appealed the court’s decision and, as a condition of the appeal, posted a bond of $560,000. Management believes that the Company will ultimately prevail and the bond reasonably assures the collectability of the judgment. The judgment is included in accounts receivable at July 3, 2010 in the accompanying Consolidated Balance Sheet.
     The Company, in the normal course of business, is threatened with or named as a defendant in various lawsuits. It is not possible to determine the ultimate disposition of these matters, however, management is of the opinion that there are no known claims or known contingent claims that are likely to have a material adverse effect on the results of operations, financial condition, or cash flows of the Company.

GFSI HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
7. REDEEMABLE PREFERRED STOCK
          The holders of Series A, B and C preferred stock are entitled to annual dividends. The dividend has been accrued annually and the annual payment deferred since 1997. Mandatory redemption of Series A, B and C Preferred Stock at $1,000 per share plus accrued and unpaid dividends is to occur on March 1, 2014.
     The Series E 10% Cumulative Preferred stock was issued pursuant to the Gearcap management buyout of the Company (see note 12). Mandatory redemption of Series E Preferred Stock at $1,000 per share plus accrued and unpaid dividends is to occur on September 1, 2017.
Redeemable preferred stock consists of the following:
(in thousands, except share data)

July 3,
2010

Series A 12% Cumulative Preferred Stock, $0.1 par value 1,259 shares outstanding at July 3, 2010	$3,306

Series B 12% Cumulative Preferred Stock, $0.1 par value, 1,445 shares outstanding at July 3, 2010	3,794

Series C 12% Cumulative Preferred Stock, $0.1 par value, 329 shares outstanding at July 3, 2010	893

Series E 10% Cumulative Preferred Stock, $0.1 par value, 8,603 shares outstanding at July 3, 2010	14,498

$22,491

     The Company also has 1,144 shares of Series F Senior Preferred Stock outstanding at July 3, 2010 which represents 10.22% of its fully diluted voting shares outstanding. The Series F Senior Preferred Stock does not carry a mandatory redemption value but does have a liquidation preference senior to all existing classes of the Company’s preferred and common shares in the event of the sale, liquidation, dissolution or wind-up of the Company.
8. PROFIT SHARING AND 401(K) PLAN
     The Company has a defined contribution (401k) plan which includes employee directed contributions with an annual Company matching contribution of 50% on up to 4% of a participant’s annual compensation. In addition, the Company may make additional profit sharing contributions at the discretion of the Board of Directors. Participants exercise control over the assets of their account and choose from a broad range of investment alternatives. Contributions made by the Company to the plan totaled $358,000 for fiscal 2010.

GFSI HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
9. INCOME TAXES
     The provision for income taxes for the year ended July 3, 2010 consists of the following:

July 3,
(in thousands)	2010
Current income tax provision	$2,216
Deferred income tax provision	3,074

Total income tax expense	$5,290

     The income tax provision differs from amounts computed at the statutory federal income tax rate of 34% as follows:

July 3,
(in thousands)	2010
Income tax provision at the statutory rate	$3,994
Decreased valuation allowance on state net operating loss carry-forward benefits	(35)
Effect of state income taxes, net of federal benefit	597
Preferred stock dividends	439
Accrual for tax contingencies	249
Other	46

$5,290

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. The sources of the differences that give rise to the deferred income tax assets and liabilities as of July 3, 2010 along with the income tax effect of each, were as follows:

	July 3, 2010
	Deferred Income Tax
(in thousands)	Assets	Liabilities
Allowance for doubtful accounts	$223	$—
Property, plant, and equipment	62	—
Accrued expenses	936	—
Other non-current assets and original issue discount	1,370	—
Cancellation of debt income	—	1,827
Net operating loss benefits	58	—
Other	1,427	95
Valuation allowance	(34)	—

Total	$4,042	$1,922

GFSI HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     The Company reviews the recoverability of its deferred tax assets on an annual basis. Realization of the future tax benefits related to deferred tax assets is dependent on many factors and estimates, including the Company’s ability to generate taxable income in future periods. Deferred tax assets are reduced by a valuation allowance when, in the opinion of the Company, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has provided a valuation allowance for certain state tax net operating loss carry-forward benefits of $34,000 at July 3, 2010.
     In the normal course of business, the Company provides for uncertain tax positions and related interest and penalties and adjusts its uncertain tax benefits and related interest and penalties accordingly. The Company classifies interest and penalties on uncertain tax benefits as income tax expense. Uncertain tax benefits and interest and penalties increased by $300,000 in fiscal 2010.
     During the next 12 months, the Company believes that it is reasonably possible that its uncertain tax benefits, penalties and interest could be reduced by $400,000 because of tax settlement negotiations, tax positions sustained upon audit, or statute of limitations expirations.
     The Company is subject to income tax examination of its U.S. federal, state and local income taxes for its fiscal years 2007 through 2009 and for foreign income taxes for its years 2004 through 2009.
A reconciliation of unrecognized tax benefit as of July 3, 2010, is presented below:

July 3,
(in thousands)	2010
Unrecognized tax benefit — at June 28, 2009	$3,086
Gross decrease — tax positions in prior periods	—
Gross increase — in current period tax positions	564
Settlements	(271)

Unrecognized tax benefit — at July 3, 2010	$3,379

     The total amount of unrecognized tax benefits ($3,379) is classified in the accompanying consolidated financial statements as Other Long-Term Obligations ($3,318) and Current Taxes Payable ($61). Any settlement of those unrecognized tax benefits will affect the effective tax rate of the Company.
10. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
     The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments at July 3, 2010:

	July 3, 2010
	Carrying	Fair
	Amount	Value
Assets and liabilities:
Cash and cash equivalents	$1,301	$1,301
Accounts receivable	35,764	35,764
Accounts payable	16,293	16,293
Long-term debt, including current maturities	168,288	159,258

GFSI HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     The carrying amounts shown in the table are included in the consolidated balance sheet under the indicated captions.
     The following methods and assumptions were used to estimate the fair value of each class of financial instrument at July 3, 2010.
     Cash and cash equivalents — The carrying amount reported on the balance sheet represents the fair value of cash and cash equivalents.
     Accounts receivable — The carrying amount of accounts receivable approximates fair value because of the short-term nature of the financial instruments.
     Accounts payable — The carrying amount of accounts payable approximates fair value because of the short-term nature of the financial instruments.
     Long-term debt — Current market values, if available, are used to determine fair values of debt issues with fixed rates. The carrying value of floating rate debt is a reasonable estimate of its fair value because of the short-term nature of its pricing. Trading activity in the Senior Secured Variable Rate Notes and the Senior Secured Payment-In-Kind Notes is done privately by certain market makers; there is not an established public market for the Company’s notes. Fair value estimates for these securities were obtained from a private source that brokers the infrequent trading activity in these securities. At July 3, 2010, the estimated market prices and fair values of the Senior Secured Variable Rate Notes and the Senior Secured Payment-In-Kind Notes were 94.5/100 and 95/100, respectively.
     There is no market price for the Company’s preferred stock. A reasonable estimate of fair value could not be made without incurring excessive costs. Additional information pertinent to the value of the redeemable preferred stock is presented in note 7.
     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision.
11. STOCK OPTIONS
     The Board of Directors’ grant stock options to certain officers on a discretionary basis. The grants are in the combined form of Class A common and Class A preferred shares. The grant price of the option is generally determined by a formula which places a nominal value on the Class A common share and a par plus accrued and unpaid dividend value on the Class A preferred shares. The Company’s stock is not publicly traded and has no quoted per share value. Options generally vest over five years with a contractual maturity of ten years. All options granted were vested at July 3, 2010.
     The Company recognizes compensation expense for the difference between the exercise price and the formula value on a straight-line basis over the requisite service period of the award. The Company recognized a compensation benefit for options of $89,000 in fiscal 2010. Total accrued compensation for stock options was $127,000 at July 3, 2010.

GFSI HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following table summarizes all stock option activity as of July 3, 2010:

			Weighted-			Weighted-
	Number		Average	Number		Average
	of		Exercise	of		Exercise
	Shares		Price	Shares		Price

Options outstanding at beginning of the year	125.0		$100	221.7		$1,275
Granted	—		—	—
Exercised	—		—	—
Forfeited or cancelled	40.0		100	71.0		967

Options outstanding at end of the year	85.0		100	150.7		1,420

Options exercisable at end of year	85.0		100	150.7		1,420
Weighted-average remaining contractual life	2.2	years		2.2	years
As a result of the acquisition of the Company by Hanesbrands on November 1, 2010, all stock options were settled for approximately $390,000, net of the stock options’ exercise price.
12. RELATED PARTY TRANSACTIONS
     In fiscal 2004, Company management formed a Delaware limited liability company named Gearcap LLC (“Gearcap”) which subsequently became the majority owner of GearCo (Holdings parent). During fiscal 2007, in an exchange with Gearcap (the “Gearcap/GearCo Exchange”), GearCo redeemed $3.8 million of its preferred stock for its assumption of $3.2 million in existing Gearcap stockholder notes payable (“Stockholder Notes”) and a $575,000 note payable to Holdings. The note payable to Holdings has been eliminated in consolidation. In fiscal 2007, Gearcap assigned its interest in a management agreement to GearCo as part of the Gearcap/GearCo Exchange. Certain former Gearcap employees (each one a director and officer of the Company) became employed by GearCo. Expenses incurred under the management agreement totaled $690,000 in fiscal 2010.
     The Company is dependent on distributions from GFSI, as permitted by GFSI’s debt agreements, to enable the Company to pay corporate income taxes, pursuant to a tax sharing agreement, interest and principal on the Senior Discount Notes, the Holdings LIBOR Notes, and the GearCo Stockholder Notes, fees payable under management agreements, mandatory redemptions of preferred stock and certain other ordinary course expenses. GFSI distributed $2.0 million in fiscal 2010. In fiscal 2010, $1.2 million was distributed to repay the 11.375% Senior Discount Notes (Discount Notes) in September 2009. The distributions were used to pay interest on the Discount Notes, interest and principal on the Stockholder Notes and to pay professional fees incurred on behalf of the Company.

GFSI HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
13. SUBSEQUENT EVENTS
     On August 9, 2010, GFSI, Inc. renewed its exclusive license with Under Armour, Inc. (the “UA License”) to sell decorated products in the collegiate, golf, resort and military channels through December 31, 2015. The renewal had the effect of increasing the annual minimum royalties to be paid to Under Armour, Inc. and allowed GFSI, Inc. access to the high school bookstore market. The renewal increased certain royalty rates by consumer-defined distributions channels and increased the amounts required to be spent annually by GFSI, Inc. on Under Armour, Inc. promotional activities.
     On August 9, 2010, as provided for in the UA License, Under Armour, Inc. consented to the acquisition of GearCo by Hanesbrands. In exchange for the consent, Hanesbrands, GFSI, Inc. and Under Armour, Inc. agreed, among other things, that Under Armour, Inc. would have the option to terminate the UA License on December 31, 2013 with two years advance notice to the Company.